Mail Stop 6010

									November 10, 2005

Ron Cohen
Chief Executive Officer
Acorda Therapeutics, inc.
15 Skyline Drive
Hawthorne, New York  10532


Re:  	Acorda Therapeutics, Inc.
Form S-1 Registration Statement
	File No. 333-128807


Dear Mr. Cohen:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Comments applicable to the entire filing

1. We note that your filing contains numerous omissions throughout the prospectus which relate to the offering price range or the number of shares you will sell. These omissions include but are not limited to:

* Summary Financial Data
* Use Of Proceeds
* Capitalization
* Dilution
* The Option Grants Table
* Shares Eligible For Future Sale
* The Principal Stockholders Table
* Description of Capital Stock

 Rule 430A requires you to include this information in your filing based upon an estimate of the offering price within a bona fide range you disclose on the cover page and based upon an estimate of the number of shares you will sell. We consider a bona fide range to be
$2 if the price is under $20 and 10% if it is above $20. You should include the required information in an amendment prior to circulating a "red herring" prospectus.

2. Provide us with copies of all the graphic, photographic or artistic materials you intend to include in the prospectus prior to its printing and use. Please note that we may have comments. Please also note that all textual information in the graphic material should be brief and comply with the plain English guidelines regarding jargon and technical language.

3. Comments on your application for confidential treatment will be provided in a separate letter when they are available. Please note that we will not be in a position to accelerate effectiveness until all issues relating to your confidential treatment request have been resolved.

Summary - page 1

4. On page 3, under "Preclinical programs," please explain what the term "first-in-class therapies" refers to.

Summary Consolidated Financial Data - page 7

5. Please include an explanatory note to your summary statements of operations data to clarify your presentation of the "pro forma" net loss per share information for the periods ended December 31, 2004 and June 30, 2005.

Risk Factors - page 8

If our Phase 3 clinical trials of Fampridine-SR are unsuccessful, or if we are unable to obtain regulatory approval for this product candidate or any approval is unduly limited in scope, our business prospects will be adversely affected. - page 10

6. In the third paragraph of the risk factor you use an acronym, "SPA," that will likely not be familiar to your readers. Please replace it with the term it stands for.

Our products and product candidates may not gain market acceptance among physicians, patients and the medical community, thereby limiting our potential to generate revenue. - page 12

7. If there is a risk that physicians may not believe that the benefits of your Zanaflex Capsules do not outweigh the higher cost of the capsules in relation to Zanaflex tablets or the generic equivalent of the Zanaflex tablets, then include this information in the risk factor to illustrate the risk.

The loss of our key management and scientific personnel may hinder our ability to execute our business plan. - page 14

8. Do you maintain key person life insurance?

We face an inherent risk of liability in the event that the use of misuse of our products results in personal injury or death. - page 15

9. Please expand the risk factor to disclose the amount of insurance coverage you have.

If we use biological and hazardous materials in a manner that causes injury, we may be liable for damages. - page 17

10. Please identify the types of hazardous materials you use. If you have experienced adverse consequences in the past related to the use of these materials, please discuss the circumstances briefly here.

11. Also, disclose whether you maintain insurance for these types of damages and any limitations on this insurance.

As a new investor, you will experience immediate and substantial dilution in the net tangible book value of your investment and experience further dilution in the future. - page 21

12. Please revise this risk factor to explain that investors who purchase shares will:

* Pay a price per share that substantially exceeds the value of your assets after subtracting its liabilities; and
* Contribute __% of the total amount to fund the company but will own only __% of the shares outstanding.

Use of Proceeds - page 25

13. Please expand the disclosure to identify the amounts you will use for each stated purpose. You should also disclose how far the proceeds will enable you to get in the development of each identified product.

14. We note that you have three potential products that are in preclinical development, Chondroitinase, Neuregulin and
Remyelinating
Antibody. Do you intend to use any of the proceeds to perform preclinical studies for these products?

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Liquidity and Capital Resources, page 45

15. Per Note 2 to your consolidated financial statements, we note that Novartis intends to discontinue tizanidine production at the end of 2005. As you have not yet secured a supply agreement with an alternate manufacturer, please disclose the expected impact on your results of operations, inclusive of the potential expenditures that you may incur related to securing alternate suppliers.

Critical Accounting Policies and Estimates, page 51

16. Please provide us with further information to clarify your revenue recognition policy. Specifically, please address the factors that led you to conclude that you do not meet criterion f. of SFAS No. 48, paragraph 6. Additionally, please provide us with your analysis of the points outlined in paragraph 8, in particular point c, as it would appear that Elan`s sales history with respect to Zanaflex tablets merits consideration.

17. Given that you recognize revenue based on estimates of end-user prescription demand, please provide us with additional information to clarify your consideration of the following:

* Your visibility into the distribution channels and how you monitor the levels of inventory in your distribution channels;
* The significance, if any, of a particular distributor to your business;
* The impact of existing generic products and end-user demand for those products; and
* How you evaluate actual historical prescription user data, retrospectively, in relation to your estimates and whether significant adjustments would result based on actual prescription usage data.

18. Please provide us with further information to clarify your accounting for product shipments using the "consignment model," which implies that you retain the "risks and rewards of ownership" upon shipment to the wholesaler. Please address the consignment sale criteria outlined in SAB 104, Topic 13.A.2, Question 2, as well as paragraph 6b. of SFAS No. 48.

19. Please clarify your accounting policy for estimating and recording product returns. It appears that you record estimates for product returns upon shipment to the wholesaler, which contradicts your assertion that you do not recognize revenue upon shipment to the wholesaler due to your inability to reasonably estimate related product returns. Please also clarify your policy of recording estimates for product returns through cost of sales, as opposed to contra-revenue.

20. You state that deferred revenue of $3.6 million and $3.0 million at December 31, 2004 and June 30, 2005 has a high likelihood of being returned. Please tell us why such amounts are not recorded as accrued product returns.

21. Please expand your disclosure to address your accounting policies related to other items that reduce your gross revenue, such as chargebacks, rebates and discounts, referencing the applicable authoritative literature under GAAP. Please also clarify whether you record these amounts when revenue is recognized or at the time of product shipment to the wholesaler, as your disclosure herein and in
Note 2 to your consolidated financial statements appears contradictory to that in your Results of Operations discussion.

Business - page 53

22. Throughout this section you make a number of claims regarding the size of the market for your products. See, for example, the second paragraph on page 53 and the next to last paragraphs on pages 55 and
56. Please provide us with copies of the documents you are relying on to support these claims. Mark the documents to show the location of the information you are relying on to support each claim.

Collaborations, Alliances and License Agreements - page 71

23. Please revise the discussions of each of your agreements to include the following additional information:

* Amounts paid to date, including up front payments, periodic licensing fees, milestone payments and royalty payments;
* Aggregate potential milestone payments;
* Quantify minimum royalty provisions, if any; and
* Expiration and termination provisions.

Management - page 86

24. Please revise the second table on page 93 to include all of the information about the option grants in the last fiscal year specified in Item 402(c) of Regulation S-K.

Principal Stockholders - page 99

25. For each identified stockholder that is not a natural person or a public reporting company, identify the natural person or persons that have voting and investment control.

Underwriting - page 110

26. Tell us whether any of the lead underwriters or any other broker dealers who may participate in the syndicate may offer and/or sell the shares electronically. If so, identify them in this section and disclose that they will be offering the shares electronically. Tell us the procedures they will use in their selling effort and how they intend to comply with the requirements of Section 5 of the Securities
Act of 1933 particularly with regard to how offers and final confirmations will be made and how and when purchasers will fund their purchases.

27. We note that you intend to do a "directed share offering". Please disclose in this section the number of shares you will offer and to whom you will make the offer. Provide us with any material you have sent or intend to send to these potential purchasers such as a
"friends and family letter". Tell us when you first sent them or intend to send them to these potential purchasers. Tell us whether the sale will be handled by you directly or by the underwriting syndicate. Tell us the procedures you or the underwriter will employ in making the offering and how you will assure that this offer will meet the requirements of Section 5 of the Securities Act and Rule
134.  We may have further comments.

28. Tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the internet. Also, tell us who the party is and the address of the website. Describe the material terms of the agreement and provide us with a copy of any written agreement. Provide us with copies of all information concerning your company or the offering that appears on the third party website. We may have further comments.

29. Confirm that you have described the nature and extent of any possible short sales by the underwriters. To the extent applicable, address the points enumerated in Section VIII.A.3. of the Division of
Corporation Finance`s "Current Issues Outline" regarding syndicate short sales. The June 16, 2000 version is available on the SEC`s website, www.sec.gov.

Report of Independent Registered Public Accounting Firm, page F-2

30. We note that your independent auditors` report is not final with respect to the dual-dating of the financial statements to reflect the expected stock split. Prior to requesting acceleration of effectiveness for your registration statement, please file an amendment to include a final, dual-dated report from your independent auditors, inclusive of an updated consent report. Additionally, please remove all references in the document that allude to the fact that you have not yet finalized the stock split and revise all related disclosures accordingly.

Notes to Consolidated Financial Statements

Note (2) Summary of Significant Accounting Policies, page F-18

31. Please include the information required by Rule 5-04 of Regulation S-X, either herein or in a separate schedule, for your allowance for doubtful accounts as of December 31, 2004 and June
30,
2005.

Note (9) Common Stock Options and Warrants, page F-31

32. Please expand your disclosure to include an itemized chronological schedule covering all equity instruments issued since
January 1, 2004 through the date of your response. Please also provide an analysis of how you determined the fair value of the underlying common stock and any related stock-based compensation for each equity issuance. In addition, please disclose the following in the financial statements:

* the date of the transaction;
* the number of shares/options/warrants granted or issued;
* the exercise price or per share amount paid;
* management`s fair market value per share and significant factors, assumptions and methodologies used in determining fair value;
* whether the valuation was contemporaneous or retrospective;
* the intrinsic value, if any, per option and warrants;
* the identity of the recipient, indicating if the recipient was a related party;
* the amount of any compensation expense recognized; and
* significant factors contributing to the difference between the fair value as of the date of each grant and your estimated IPO price.

Note (15) Zanaflex Asset Purchase Agreement, page F-41

33. Please clarify your recognition of contra-revenue of $4.1 million related to Elan`s sales of Zanaflex tablets. Specifically, tell us if any deferred revenue was recorded at the time of acquisition and address your consideration of the obligation as an assumed liability at the time of acquisition. Please cite the authoritative literature used to support your treatment.

34. We acknowledge your letter dated October 26, 2005. We believe the Zanaflex asset purchase represents a business under Regulation S-
X 210.11-01(d)(1). Please furnish the required financial statements.




*	*	*	*	*




 	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please provide this request at least two business days in advance of the requested effective date and allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.

      You may contact Amy Bruckner at 202-551-3657 or Joel Parker at
202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Mary K. Fraser at 202-551-3609 or me at 202-551-3610 with any other questions.


								Regards,



								Jeffrey P. Riedler
								Assistant Director


Cc:	Ellen B. Corenswet, Esq.
	Covington & Burling
	1330 Avenue of the Americas
	New York, New York  10019

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Ron Cohen
Acorda Therapeutics, Inc.
November 10, 2005
Page 9